As filed with the Securities and Exchange Commission on February 12, 2019.

File No. 333-227097
File No. 811-23376

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.
☒	Post-Effective Amendment No. 1

and/or

☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒	Amendment No. 4

PACIFIC GLOBAL ETF TRUST
(Exact Name of Registrant as Specified in Charter)

840 Newport Center Drive, 7th Floor
Newport Beach, California 92660
(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including Area Code: (949) 219-3391

National Registered Agents, Inc.
160 Greentree Drive, Suite 101
Dover, DE 19904
(Name and address of agent for service)

Copies of communications to:

J.G. Lallande, Esq.

Assistant Vice President & Counsel

Pacific Global Asset Management LLC

840 Newport Center Drive, 7th Floor

Newport Beach, CA 92660

Bibb L. Strench, Esq.
Thompson Hine LLP
1919 M Street, N.W., Suite 700
Washington, D.C. 20036-1600

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A (File No. 333-227097) of Pacific Global ETF Trust, with respect to its series Pacific Global US Equity Income ETF (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing an exhibit to the Registration Statement.

This Post-Effective Amendment No. 1 consists of the following:

1. Facing Sheet of the Registration Statement

2. Part C to the Registration Statement

3. Exhibit (g)(4) to Item 28 to the Registration Statement

This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. Part A and B of the Pre-Effective Amendment No. 1 to the Registration Statement are hereby incorporated by reference.

PART C: OTHER INFORMATION

Item 28. Exhibits

(a)	(1)(A)	Certificate of Trust dated June 26, 2018, as filed with the State of Delaware on June 26, 2018, for Pacific Global ETF Trust (the “Registrant” or “Trust”)[1]

	(2)(A)	Agreement and Declaration of Trust of the Registrant[1]

(b)	(1)	By-Laws of the Registrant[1]

(c)	Not Applicable.

(d)	(1)	Form of Management Agreement between the Registrant and Pacific Global Advisors LLC (the “Adviser”)[2]

	(2)	Form of Investment Sub-Advisory Agreement between the Adviser and Cadence Capital Management LLC[2]

(e)	(1)	Form of Distribution Agreement between the Registrant and Foreside Fund Services, LLC[2]

(f)	Not Applicable.

(g)	(1) Custody Agreement between Registrant and U.S. Bank National Association[4]

(2) Fund Accounting and Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC d/b/a U.S. Bank Global Fund Services[4]

(3) Fund Administration Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC d/b/a U.S. Bank Global Fund Services[4]

(4) Transfer Agent Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC d/b/a U.S. Bank Global Fund Services[5]

(h)	Form of Authorized Participation Agreement[2]

(i)	(1)	Opinion and Consent of Counsel[3]
	(2)	Private Offering (Seed Money) Agreement[3]
	(3)	Consent of Counsel[4]

(j)	Consent of Independent Registered Public Accounting Firm[4]
(k)	Not Applicable.

(l)	Not Applicable.

(m)	Distribution and Service Plan[2]

(n)	Not Applicable.

(o)	Not Applicable.

(p)	(1) Code of Ethics of the Registrant[2]

(2) Code of Ethics of Pacific Global Advisors LLC and Cadence Capital Management LLC[2]

(3) Code of Ethics of Foreside Fund Services, LLC[2]

(q)	Powers of Attorney[3]

Other Exhibits:

[1]	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement, SEC File No. 333-227097, filed August 29, 2018, accession number 0001104659-18-054109.
[2]	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement, SEC File No. 333-227097, filed December 11, 2018, accession number 0001104659-18-072400.
[3]	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement, SEC File No. 333-227097, filed February 1, 2019, accession number 0001104659-19-005066.
[4]	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement, SEC File No. 333-227097, filed February 6, 2019, accession number 0001104659-19-005914.
[5]	Is filed herewith.

Item 29. Persons Controlled by or Under Common Control with the Fund

Not applicable.

Item 30. Indemnification

Pursuant to Section to section 6.1 of the Agreement and Declaration of Trust (the “Declaration”), every person who is, or has been, a Trustee, officer, or employee of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (“Covered Person”), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of the Investment Adviser

See “Management” in the Statement of Additional Information. Information as to the directors and officers of the Adviser is included in its Form ADV filed with the SEC and is incorporated herein by reference thereto.

Item 32. Principal Underwriters

(a)	Foreside Fund Services, LLC (the “Distributor”) serves as principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:
1. ABS Long/Short Strategies Fund 2. Absolute Shares Trust 3. Active Weighting Funds ETF Trust 4. AdvisorShares Trust 5. American Century ETF Trust

6. ARK ETF Trust

7. Braddock Multi-Strategy Income Fund, Series of Investment Managers Series Trust

8. Bridgeway Funds, Inc.

9. Brinker Capital Destinations Trust

10. Calvert Ultra-Short Duration Income NextShares, Series of Calvert Management Series

11. Center Coast Brookfield MLP & Energy Infrastructure Fund

12. CornerCap Group of Funds

13. Davis Fundamental ETF Trust

14. Direxion Shares ETF Trust

15. Eaton Vance NextShares Trust

16. Eaton Vance NextShares Trust II

17. EIP Investment Trust

18. EntrepreneurShares Series Trust

19. Evanston Alternative Opportunities Fund

20. Exchange Listed Funds Trust (f/k/a Exchange Traded Concepts Trust II)

21. FEG Absolute Access Fund I LLC

22. Fiera Capital Series Trust

23. FlexShares Trust

24. Forum Funds

25. Forum Funds II

26. FQF Trust

27. Friess Small Cap Growth Fund, Series of Managed Portfolio Series

28. GraniteShares ETF Trust

29. Guinness Atkinson Funds

30. Horizons ETF Trust I (f/k/a Recon Capital Series Trust)

31. Infinity Core Alternative Fund

32. Innovator ETFs Trust

33. Innovator ETFs Trust II (f/k/a Elkhorn ETF Trust)

34. Ironwood Institutional Multi-Strategy Fund LLC

35. Ironwood Multi-Strategy Fund LLC

36. John Hancock Exchange-Traded Fund Trust

37. Manor Investment Funds

38. Miller/Howard Funds Trust

39. Miller/Howard High Income Equity Fund

40. Moerus Worldwide Value Fund, Series of Northern Lights Fund Trust IV

41. Morningstar Funds Trust

42. MProved Systematic Long-Short Fund, Series Portfolios Trust

43. MProved Systematic Merger Arbitrage Fund, Series Portfolios Trust

44. MProved Systematic Multi-Strategy Fund, Series Portfolios Trust

45. NYSE® Pickens Oil Response™ ETF, Series of ETF Series Solutions

46. OSI ETF Trust

47. Palmer Square Opportunistic Income Fund

48. Partners Group Private Income Opportunities, LLC

49. PENN Capital Funds Trust

50. Performance Trust Mutual Funds, Series of Trust for Professional Managers

51. Plan Investment Fund, Inc.

52. PMC Funds, Series of Trust for Professional Managers

53. Point Bridge GOP Stock Tracker ETF, Series of ETF Series Solutions

54. Quaker Investment Trust

55. Ranger Funds Investment Trust

56. Renaissance Capital Greenwich Funds

57. RMB Investors Trust (f/k/a Burnham Investors Trust)

58. Robinson Opportunistic Income Fund, Series of Investment Managers Series Trust

59. Robinson Tax Advantaged Income Fund, Series of Investment Managers Series Trust

60. Salient MF Trust

61. SharesPost 100 Fund

62. Six Circles Trust

63. Sound Shore Fund, Inc.

64. Steben Alternative Investment Funds

65. Steben Select Multi-Strategy Fund

66. Strategy Shares

67. The 504 Fund (f/k/a The Pennant 504 Fund)

68. The Chartwell Funds

69. The Community Development Fund

70. The Relative Value Fund

71. Third Avenue Trust

72. Third Avenue Variable Series Trust

73. TIFF Investment Program

74. Transamerica ETF Trust

75. U.S. Global Investors Funds

76. Variant Alternative Income Fund

77. VictoryShares Developed Enhanced Volatility Wtd ETF, Series of Victory Portfolios II

78. VictoryShares Dividend Accelerator ETF, Series of Victory Portfolios II

79. VictoryShares Emerging Market High Div Volatility Wtd ETF, Series of Victory Portfolios II

80. VictoryShares Emerging Market Volatility Wtd ETF, Series of Victory Portfolios II

81. VictoryShares International High Div Volatility Wtd ETF, Series of Victory Portfolios II

82. VictoryShares International Volatility Wtd ETF, Series of Victory Portfolios II

83. VictoryShares US 500 Enhanced Volatility Wtd ETF, Series of Victory Portfolios II

84. VictoryShares US 500 Volatility Wtd ETF, Series of Victory Portfolios II

85. VictoryShares US Discovery Enhanced Volatility Wtd ETF, Series of Victory Portfolios II

86. VictoryShares US EQ Income Enhanced Volatility Wtd ETF, Series of Victory Portfolios II

87. VictoryShares US Large Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II

88. VictoryShares US Multi-Factor Minimum Volatility ETF, Series of Victory Portfolios II

89. VictoryShares US Small Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II

90. VictoryShares US Small Cap Volatility Wtd ETF, Series of Victory Portfolios II

91. Vivaldi Opportunities Fund

92. West Loop Realty Fund, Series of Investment Managers Series Trust (f/k/a Chilton Realty Income & Growth Fund)

93. Wintergreen Fund, Inc.

94. WisdomTree Trust

95. WST Investment Trust

(b)	The following are the Officers and Manager of the Distributor, the Registrant’s underwriter. The Distributor’s main business address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

Name	Address	Position with Underwriter	Position with Registrant
Richard J. Berthy	Three Canal Plaza, Suite 100, Portland, ME 04101	President, Treasurer and Manager	None

Mark A. Fairbanks	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None

Jennifer K. DiValerio	899 Cassatt Road, 400 Berwyn Park, Suite 110, Berwyn, PA 19312	Vice President	None

Nanette K. Chern	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President and Chief Compliance Officer	None

Jennifer E. Hoopes	Three Canal Plaza, Suite 100, Portland, ME 04101	Secretary	None

(c)	Not Applicable.

Item 33. Location of Accounts and Records

The books, accounts and other documents required by Section 31(a) under the Investment Company Act of 1940, as amended, and the rules promulgated thereunder are maintained in the physical possession of Pacific Global Advisors LLC, 840 Newport Center Drive, 7th Floor, Newport Beach, CA 92660, U.S. Bancorp Fund Services, LLC, 777 East Wisconsin Avenue, Milwaukee, WI 53202. Foreside Fund Services, LLC maintains all records relating to its services as

Distributor of the Registrant at Three Canal Plaza, Suite 100, Portland, Maine 04101

Item 34. Management Services

Not applicable.

Item 35. Undertakings

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Fund has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boston, and State of Massachusetts, on the 12th day of February, 2019.

Pacific Global ETF Trust
(Registrant)

By:	/s/ Michael Skillman
Name:	Michael Skillman
Title:	President and CEO

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on February 12, 2019.

Signature	Title	Date

/s/ Michael Skillman	President and Chief Executive Officer	February 12, 2019

Michael Skillman

/s/ Kevin Byrne*	Trustee and Chairman of the Board	February 12, 2019

Kevin Byrne

/s/ Sharon Cheever*	Trustee	February 12, 2019

Sharon Cheever

/s/ D. Robinson Cluck*	Trustee	February 12, 2019

D. Robinson Cluck

/s/ Robert J. Blattenberg*	Trustee	February 12, 2019

Robert J. Blattenberg

/s/ John C. Siciliano*	Trustee	February 12, 2019

John C. Siciliano

/s/ Joshua Schwab	Treasurer and Principal Financial Officer	February 12, 2019

Joshua Schwab

*By: /s/ J.G. Lallande

J.G. Lallande, Attorney-in-Fact, pursuant to Powers of Attorney previously filed on February 1, 2019 to the Registrant’s Registration Statement in Pre-Effective Amendment No. 2, which is hereby incorporated by reference.

Exhibit Index

(g)(4)	Transfer Agent Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC d/b/a U.S. Bank Global Fund Services